THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

March 31, 2013

Ms. Mara L. Ransom
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	Kallo Inc.
Form S-1 Registration Statement
File No. 333-184572

In response to your letter of comments dated March 4, 2013, please be advised as follows:

General

1.         We note your response, however, there is no enforceable agreement with respect to the delivery of the securities.  The delivery is subject to performance by Kodiak Capital Group.  It is important to note, that the obligation of Kodiak is on a best efforts basis.

2.         The disclosure you have requested has been provided and the information has been revised to be consistent throughout.

3.         The information contained in the registration statement has been updated throughout.

About this Offering

4.         The revisions you have requested have been provided.

5.         The revision requested has been provided.

Fees Paid to Kodiak Capital, LLC

6.          Disclosure has been provided that the agreement with Kodiak Capital in connection with the 2,000,000 shares is oral.

The Offering

7.         The disclosure has been revised to address the issues you note.

8.         The amounts have been revise to be consistent, however the disclosure on page 9 assumes 52,000,000 shares will be issued to Kodiak. (50,000,000 plus the 2,000,000 shares as compensation).

9.         The disclosure requested has been provided

Ms. Mara L. Ransom
Securities and Exchange Commission
RE:	Kallo Inc.
Form S-1 Registration Statement
File No. 333-184572
March 31, 2013
Page 2

Negative Impact and Limits on Equity Line of Credit

10.       The information requested has been provided.

We need additional capital...

11.       The disclosure requested has been provided.

Management's Discussion and Analysis or Plan of Operations

12.       The revisions requested have been provided.

Our Sales and Marketing Strategy for developed products
Costs Associated with the Plan of Operations

13.       The updated requested has been provided.

14.       Disclosure has been provided that Kallo will not do business with the countries mentioned.

Executive Compensation

15.       The footnotes requested have been provided.

16.       This section has been updated through December 31, 2012 and the year ending December 31, 2010 has been deleted.

Annual Financial Statements

17.           The financial statements have been updated through December 31, 2012 and the year ending December 31, 2010 has been deleted.

Report of Independent Registered Public Accounting Firm

18.       The financial statements have been updated through December 31, 2012 and the year ending December 31, 2010 has been deleted. Accordingly, the information of the predecessor auditor has been deleted.

19.       The financial statements have been updated through December 31, 2012 and the year ending December 31, 2010 has been deleted. Accordingly, the information of the predecessor auditor has been deleted.

Ms. Mara L. Ransom
Securities and Exchange Commission
RE:	Kallo Inc.
Form S-1 Registration Statement
File No. 333-184572
March 31, 2013
Page 3

Financial Statements
Condensed Consolidated Statements of Cash Flows

20.       The information requested has been provided.

Notes to Consolidated Financial Statements

21.       The information requested has been provided.

Note 2 - Accounting Policies and Operations
Loss Per Share

22.       The disclosure requested has been provided.

Contingencies

23.       The sentence has been removed.

Note 5 - Related Party Transactions

24.       The information requested has been provided.

Note 7 - Obligations Under Capital Leases

25.       The information is not provided since the 2010 financial statements are no longer part of the Form S-1 registration statement.

Note 8 - Rophe Acquisition

26.       The information requested has been provided.

Note 10 - Commitments and Contingencies
Contingencies

27.       The disclosure requested has been provided.

Contingent liability

28.       The information requested has been provided.

Recent Sales of Unregistered Securities

29.       The update you requested has been provided.

Ms. Mara L. Ransom
Securities and Exchange Commission
RE:	Kallo Inc.
Form S-1 Registration Statement
File No. 333-184572
March 31, 2013
Page 4

Exhibits

30.       A revise opinion has been prepared and filed as Exhibit 5.1.

Amendment No. 1 to Form 10-K

31.       We will revise the Form 10-K at the conclusion of the comment process relating to the Form S-1 registration statement in order to reduce the number of amendments relating thereto.

Amendment No. 1 to Form 10-Q

32.       We acknowledge the point and will do so.

Financial Statements
Condensed Consolidated Statements of Cash Flow

33.       The information requested has been provided.

Note 3 - Stockholders' Equity

34.       The information requested has been provided.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL: hdw

cc: Kallo Inc.